UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                 NUMEREX CORP.
- -------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                       CLASS A COMMON STOCK, NO PAR VALUE
- -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   67053A102
- -------------------------------------------------------------------------------
                                (CUSIP NUMBER)



                    MR. JAMES SHORT, GWYNEDD RESOURCES, LTD.
           1201 NORTH MARKET STREET, CHEMICAL BANK PLAZA, SUITE 1701
                           WILMINGTON, DELAWARE 19801
                           TELEPHONE; (302) 658-4566
- -------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 MARCH 14, 1996
- -------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  67053A102               SCHEDULE 13D            PAGE 2 OF 15 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Elizabeth Baxavanis


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      / /
     not applicable


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
                    7    SOLE VOTING POWER
NUMBER OF
SHARES                   0 See Item 5, Note 1
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH
REPORTING                3,337,480 See Item 5, Note 1
PERSON
WITH                9    SOLE DISPOSITIVE POWER

                         0 See Item 5, Note 1

                    10   SHARED DISPOSITIVE POWER

                         3,337,480 See Item 5, Note 1
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 See Item 5, Note 1

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                /X/
         See Item 5, Note 1

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% See Item 5, Note 1
14   TYPE OF REPORTING PERSON*
         IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No.  67053A102               SCHEDULE 13D            PAGE 3 OF 15 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gwynedd Resources, Ltd. (formerly known as Dominion Group Limited)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      / /
     not applicable


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Incorporation Pennsylvania

                    7    SOLE VOTING POWER
NUMBER OF
SHARES                   3,337,480 See Item 5, Note (2)
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH
REPORTING                0 See Item 5, Note (2)
PERSON
WITH                9    SOLE DISPOSITIVE POWER

                         3,337,480 See Item 5, Note (2)

                    10   SHARED DISPOSITIVE POWER

                         0 See Item 5, Note (2)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,480 See Item 5, Note (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                / /
         not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.8%
14   TYPE OF REPORTING PERSON*
         CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No.  67053A102               SCHEDULE 13D            PAGE 4 OF 15 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Dominion Holdings # 5
     Revocable Trust for the Benefit of Maria E. Nicolaides

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      / /
     not applicable


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Trust is organized under the laws of the State of Florida
                    7    SOLE VOTING POWER
NUMBER OF
SHARES                   0 See Item 5, Note 3
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH
REPORTING                3,337,480 See Item 5, Note 3
PERSON
WITH                9    SOLE DISPOSITIVE POWER

                         0 See Item 5, Note 3

                    10   SHARED DISPOSITIVE POWER

                         3,337,480 See Item 5, Note 3
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,984,381 See Item 5, Note 3

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                /X/
         See Item 5, Note 3

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.7% See Item 5, Note 3
14   TYPE OF REPORTING PERSON*
         00-Trust
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No.  67053A102               SCHEDULE 13D            PAGE 5 OF 15 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Douglas S. Holsclaw, Jr., M.D.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      / /
     not applicable


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
                    7    SOLE VOTING POWER
NUMBER OF
SHARES                   752,382 See Item 5, Note 4
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH
REPORTING                0 See Item 5, Note 4
PERSON
WITH                9    SOLE DISPOSITIVE POWER

                         752,382 See Item 5, Note 4

                    10   SHARED DISPOSITIVE POWER

                         0 See Item 5, Note 4
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,382 See Item 5, Note 4

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                /X/
         not applicable See Item 5, Note 4

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5%
14   TYPE OF REPORTING PERSON*
         IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No.  67053A102               SCHEDULE 13D            PAGE 6 OF 15 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard L. Mooers

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      / /
     not applicable


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
                    7    SOLE VOTING POWER
NUMBER OF
SHARES                   0 See Item 5, Note 5
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH
REPORTING                0 See Item 5, Note 5
PERSON
WITH                9    SOLE DISPOSITIVE POWER

                         0 See Item 5, Note 5

                    10   SHARED DISPOSITIVE POWER

                         0 See Item 5, Note 5
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 See Item 5, Note 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                /X/
         not applicable See Item 5, Note 5

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
14   TYPE OF REPORTING PERSON*
         IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No.  67053A102               SCHEDULE 13D            PAGE 7 OF 15 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Maria E. Nicolaides

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      / /
     not applicable


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
                    7    SOLE VOTING POWER
NUMBER OF
SHARES                   0 See Item 5, Note 3
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH
REPORTING                3,337,480 See Item 5, Note 3
PERSON
WITH                9    SOLE DISPOSITIVE POWER

                         0 See Item 5, Note 3

                    10   SHARED DISPOSITIVE POWER

                         3,337,480 See Item 5, Note 3
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,984,381 See Item 5, Note 3

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                /X/
         See Item 5, Note 3

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.7% See Item 5, Note 3
14   TYPE OF REPORTING PERSON*
         IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

         Amendment No. 4 to Schedule 13D of Elizabeth Baxavanis,
         Gwynedd Resources, Ltd. (formerly known as Dominion Group Limited), Dominion Holdings #5 Revocable Trust for the Benefit of Maria E. Nicolaides, Douglas S. Holsclaw, Jr., M.D.,
         Richard L. Mooers, and Maria E. Nicolaides.

         Preliminary Note: The purpose of filing this Amendment No. 4 to
Schedule 13D of Gwynedd Resources, Ltd., et al., is to reflect the redemption of all of the stock of Gwynedd Resources, Ltd. previously owned by Richard L. Mooers. This will be the last report filed by Mr. Mooers with respect to the Common Stock of Numerex Corp. owned by Gwynedd Resources, Ltd. As required by Rule 13d-2(c), the entire text of the Schedule 13D, as amended by Amendment
No. 3, has been restated in Edgar format except for the amendments reflected herein.

Item 1.    Security and Issuer.

         (a) This Statement relates to the Class A common stock, no par value (the "Common Stock"), of Numerex Corp. (the "Company"). On June 21, 1994, the Company was reincorporated as a Pennsylvania corporation and each share of common stock, par value $.001 per share, outstanding prior to the reincorporation was automatically converted into one share of Class A Common Stock. All information in this Report has been adjusted to reflect a five-for-two stock split paid in October 1994.

         (b) The Company's principal executive offices are located at: Rose Tree Corporate Center II, 1400 North Providence Road, Suite 5500, Media, PA 19063.

Item 2.    Identity and Background.

         (a) Name: This Statement is being filed by Elizabeth Baxavanis, Gwynedd Resources, Ltd. (formerly known as Dominion Group Limited), Dominion Holdings #5 Revocable Trust for the Benefit of Maria E. Nicolaides ("Dominion #5 Trust"), Douglas S. Holsclaw, Jr., M.D., Richard L. Mooers and Maria E. Nicolaides (individually, a "Reporting Person" and, collectively, the "Reporting Persons"). On December 14, 1994, Dominion Group Limited, a Delaware corporation, was reincorporated as a Pennsylvania corporation and changed its name to Gwynedd Resources, Ltd. (hereinafter sometimes "Gwynedd"). The filing of this Statement shall not be construed as an admission (i) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule, (ii) that this Schedule is legally required to be filed by any of the Reporting Persons or (iii) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, a "group" within the meaning of Regulation 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

         (b) Residence or Business Address: The residence or business address of the Reporting Persons are as follows:

Elizabeth Baxavanis                             Gwynedd Resources, Ltd.
c/o Dominion Holdings #5                        1201 N. Market Street
Revocable Trust for the Benefit                 Chemical Bank Plaza, Suite 1701
of Maria E. Nicolaides                          Wilmington, DE 19801
4193 Las Palmas Way                             (Principal office and business
Sarasota, Florida 34241                          address)

Dominion Holdings #5                            Richard L. Mooers
Revocable Trust for the Benefit                 6721 Taeda Drive
of Maria E. Nicolaides                          Sarasota, Florida 34241
4193 Las Palmas Way
Sarasota, Florida 34238

Douglas S. Holsclaw, Jr., M.D.                  Maria E. Nicolaides
42 Llanberris Road                              4193 Las Palmas Way
Bala Cynwyd, PA 19004                           Sarasota, Florida 34238


         (c) Principal Occupation/Business:

         Elizabeth Baxavanis is retired (see response to Item 2(b) for any addresses not supplied herein).

         Gwynedd Resources, Ltd. is a holding company.

         Dominion #5 Trust is a living trust for the benefit of Maria E. Nicolaides for which Elizabeth Baxavanis is trustee.

         Douglas S. Holsclaw, Jr., M.D. is a pediatric pulmonary specialist practicing at Hahnemann University Hospital, Broad and Vine Streets, Philadelphia, Pennsylvania 19102.

         Richard L. Mooers is self-employed.

         Maria E. Nicolaides is an employee of Dominion Group Limited, a Member Company of Dominion Holdings, 1400 N. Providence Road, Suite 4025, Media, PA 19063.

         (d) Criminal Convictions: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Court or Administrative Proceedings: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such proceeding such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: The Reporting Persons who are natural persons are citizens of the United States. Gwynedd is incorporated under the laws of the State of Pennsylvania. Dominion #5 Trust is organized under the laws of the State of Florida.

Item 3.    Source and Amount of Funds or Other Consideration.

          All information in this Report has been adjusted to reflect a five-for-two stock split paid in October 1994.

         On April 28, 1995, Gwynedd sold 1,875,000 shares of Common Stock in an underwritten offering registered under the Securities Act of 1933 ("the Offering") at a price of $13.95 per share net of underwriting discounts and commissions. The Company also sold 1,875,000 shares of Common Stock in the Offering. Pursuant to the partial exercise of certain over-allotment options granted to the underwriters of the Offering, on May 31, 1995 Gwynedd and the Company each sold an additional 87,500 shares of Common Stock at a price of $13.95 per share net of underwriting discounts and commissions.

Item 4.    Purpose of Transaction.

         (a) On April 28, 1995, Gwynedd sold 1,875,000 shares of Common Stock in the Offering at a price of $13.95 per share net of underwriting discounts and commissions. The Company also sold 1,875,000 shares of Common Stock in the Offering. Pursuant to the partial exercise of certain over-allotment options granted to the underwriters of the Offering, on May 31, 1995 Gwynedd and the Company each sold an additional 87,500 shares of Common Stock at a price of $13.95 per share net of underwriting discounts and commissions. As previously reported, the Company entered into a Registration Agreement with Gwynedd pursuant to which Gwynedd has the right to demand that the Company register, under the Securities Act of 1933, all or any part of up to 1,228,905 shares of the Company's Common Stock. Gwynedd also has certain "piggyback" registration rights to participate in registered offerings filed by the Company. Gwynedd did not exercise any of its registration rights in connection with the Offering and, therefore, these rights may be exercised in the future.

          Subject to the availability of shares at acceptable prices, each Reporting Person contemplates the possibility that such Reporting Person may increase their investment in the Company's Common Stock through open market and privately negotiated transactions.

          Except as described herein, no Reporting Person has any present plans or proposals to acquire or dispose of any material amount of the Company's securities held by such Reporting Person.

         No Reporting Person has any present plans or proposals which relate to or would result in any of the following:

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described below:

         The Company has entered into an agreement providing Gwynedd the right to designate one director to the Board. Additionally, in the event that the Board consists of more than seven directors, Gwynedd, at its option, may designate one additional director. Any designee's appointment will be subject to the exercise by the Board of Directors of its fiduciary duties and the approval of the Company's shareholders upon the expiration of any appointed term at the next annual meeting of shareholders. Gwynedd's right to designate directors will cease at such time as Gwynedd's equity interest in the Company drops below ten percent of the outstanding shares of the Company's Common Stock. Mr. Mooers, who was serving as Gwynedd's designee on the Company's Board, resigned on May 23, 1996 and was replaced by Andrew J. Ryan who is currently serving as Gwynedd's designee on the Board of Directors.

         The Reporting Person understands that John Reis was named President and Chief Executive Officer of the Company on June 3, 1996.

         (e) Any material change in the present capitalization or dividend policy of the Company except as described below:

                  (1) The Reporting Person understands that the Company's Board of Directors has authorized the repurchase of up to one million shares of the Company's Common Stock in open market purchases made from time to time through April 1997.

                  (2) The Reporting Person understands that the Company's Board of Directors has approved a quarterly stock dividend of $.05 per share for each of the two most recently completed quarters.

         (f) Any other material change in the Company's business or corporate structure;

         (g) Any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

         (a) Beneficial Ownership and (b) Voting and Dispositive Powers:

         Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 7 of this Statement are incorporated herein by reference. See "Item 3. Source and Amount of Funds or Other Consideration."

         (1) Represents all of the shares of Common Stock owned by Gwynedd. Trusts for the benefit of Maria E. Nicolaides and her children, of which Mrs. Baxavanis, Maria E. Nicolaides' mother-in-law, is trustee, own approximately 89.4% and 0.9%, respectively, of the outstanding stock of Gwynedd. Mrs. Baxavanis disclaims beneficial ownership of all shares of Common Stock owned by Gwynedd. See note
             (3).

         (2) The shareholders of Gwynedd include Dominion #5 Trust and trusts for the benefit of Maria E. Nicolaides' children, of which Elizabeth Baxavanis is trustee, and Douglas S. Holsclaw, Jr., M.D. See notes (1), (3), (4) and (5).

         (3) Represents all of the shares of Common Stock owned by Gwynedd. Dominion # 5 Trust and trusts for the benefit of Maria E. Nicolaides, children, of which Elizabeth Baxavanis, Maria E. Nicolaides, mother-in-law, is trustee, own approximately 89.4% and 0.9%, respectively, of the outstanding stock of Gwynedd. Dominion #5 Trust and Maria E. Nicolaides each disclaim beneficial ownership of shares of Common Stock owned by Gwynedd which may be deemed to be beneficially owned by the other shareholders of Gwynedd, including trusts for the benefit of Maria E. Nicolaides' children. Amounts shown in Item 11 on page 4 and on page 7 represent
             Dominion #5 Trust's and Maria E. Nicolaides, respective proportionate beneficial interest in the Common Stock owned by Gwynedd.

         (4) Does not include shares of Common Stock owned by Gwynedd. Dr. Holsclaw is a director of Gwynedd and owns approximately 9.3% of the outstanding stock of Gwynedd.

         (5) Mr. Mooers was a director and Treasurer of Gwynedd and owned approximately 10.3% of the outstanding stock of Gwynedd. On March 14, 1996, Mr. Mooers resigned as a director and officer of Gwynedd and all of the stock of Gwynedd that he owned was redeemed.

         (c) Transactions in Securities of the Company During Past Sixty Days:

         On April 28, 1995, Gwynedd sold 1,875,000 shares of Common Stock in the Offering at a price of $13.95 per share net of underwriting discounts and commissions. The Company also sold 1,875,000 shares of Common Stock in the Offering. Pursuant to the partial exercise of certain over-allotment options granted to the underwriters of the Offering, on May 31, 1995 Gwynedd and the Company each sold an additional 87,500 shares of Common Stock at a price of $13.95 per share net of underwriting discounts and commissions.

         (d) Dividends and Proceeds:

         Except for trusts for the benefit of the children of Maria E. Nicolaides (see Item 5, Note 3) and except for one other shareholder of Gwynedd who owns less than one percent of the outstanding stock of Gwynedd, no other person is known by the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Report.

         (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock:

         On March 14, 1996, Mr. Mooers resigned as a director and officer of Gwynedd and all of the stock of Gwynedd that he owned was redeemed.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Other than as described in this Statement: (i) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Company beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities except that Gwynedd has pledged 300,000 shares of Common Stock as collateral for that portion of the purchase price to be paid to Mr. Mooers as a result of the redemption of the stock of Gwynedd that he owned.


Item 7.  Material to be Filed as Exhibits.

         7(a) Joint acquisition statement -- set forth on signature page hereof.

         *7(b) Agreement of Stock Exchange dated November 3, 1993 among the stockholders of Bronzebase, Bronzebase and Numerex.

         7(c) Form of Pennsylvania Legend and Notice -- previously filed.

         **7(d) Agreement of Stock Exchange dated June 21, 1994 among Omega, DA and the Company.

         7(e) Registration Agreement between the Company and Gwynedd (formerly known as Dominion Group Limited) -- previously filed.

- --------------
 * Incorporated by reference to the Company's Registration Statement on Form 10 filed with the Securities and Exchange Commission on November 23, 1993 (Commission File No. 0-22920).

** Incorporated by reference to the Company's Current Report on Form
   8-K filed with the Securities and Exchange Commission on June 29, 1994 (Commission File No. 0-22920).

                    SIGNATURES AND JOINT STATEMENT AGREEMENT

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

         As required by Rule 13d-l(f) promulgated under the Securities and Exchange Act of 1934, each Reporting Person on whose behalf this statement is filed agrees that this Statement is filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.


Dated:  August 14, 1996


                                    GWYNEDD RESOURCES, LTD.
                                    (formerly known as Dominion Group
                                    Limited)


/s/ Elizabeth Baxavanis             By: /s/ James W. Short, Jr.
- -------------------------------     ------------------------------------------
    Elizabeth Baxavanis                     James W. Short, Jr.,
                                            Treasurer

DOMINION HOLDINGS #5
REVOCABLE TRUST FOR THE
BENEFIT OF MARIA E. NICOLAIDES


By: /s/ Elizabeth Baxavanis         /s/ Douglas S. Holsclaw, Jr., M.D.
- -------------------------------     ------------------------------------------
        Elizabeth Baxavanis,            Douglas S. Holsclaw, Jr., M.D.
        Trustee


/s/ Richard L. Mooers               /s/ Maria E. Nicolaides
- -------------------------------     ------------------------------------------
    Richard L. Mooers                   Maria E. Nicolaides



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